PRIVATEBANCORP, INC. 2008 ANNUAL REPORT

09011157

THE PRIVATEBANK.

AT YOUR SIDE.

Received SEC

MAY 0 6 2009

Washington, DC 20549

TO FULLY REALIZE OUR VISION TO BE THE BANK OF CHOICE FOR MIDDLE MARKET COMPANIES, EXECUTIVES, ENTREPRENEURS, BUSINESS OWNERS AND WEALTHY FAMILIES, WE HAVE A STRATEGIC PLAN THAT GUIDES OUR DECISION MAKING AND GIVES FOCUS TO OUR EFFORTS.

TABLE OF CONTENTS

OUR MISSION IS TO SERVE CLIENTS THROUGH A RELATIONSHIP-BASED BUSINESS MODEL THAT DELIVERS CUSTOMIZED LENDING, TREASURY MANAGEMENT, INVESTMENT PRODUCTS, CAPITAL MARKETS, PRIVATE BANKING AND WEALTH MANAGEMENT SERVICES.

ON THE FOLLOWING PAGES WE PRESENT A SNAPSHOT OF HOW OUR UNIQUE AND SUSTAINABLE BUSINESS MODEL COMES TO LIFE IN THE REAL WORLD OF BUSINESS AND PERSONAL FINANCE.

WE ARE THE PRIVATEBANK.
AT YOUR SIDE.



LARRY D. RICHMAN,
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

AT YOUR SIDE.

SEC Mail Processing
Section

MAY 06 2009

Washington, DC
110

To Our

CLIENTS, our EMPLOYEES, our COMMUNITIES and our

Shareholders

Without question, 2008 was a remarkable year in the history of PrivateBancorp, Inc. It was a year of investing in our Company and positioning our business for long-term growth and value creation. It was a year of exceptional performance in building client relationships resulting in loan and deposit growth, yet also a year marked by incredible challenges in the credit markets and the economy generally. We posted our first year-end loss since going public in 1999. This was due in large part to the significant investment we made in our Strategic Growth Plan and to the aggressive actions we took to manage our credit quality. In the end, it was a year that each of us across the Company looks back on with a sense of pride at what we were able to accomplish together, although we know there is more work to be done.

We are living through an extraordinary period of financial volatility and uncertainty, and the health and future of the banking industry are of concern to everyone. While this downturn is extremely steep, for every valley there is a peak, and I believe the economy and the equity markets will recover. Our challenge—and our opportunity—is to position our Company to prosper once the economy begins to improve. I believe our Strategic Growth Plan and the steps we are taking now will position us well to deliver long-term value for our shareholders.

At the start of 2008, we were in the early stages of the implementation of the first phase of our Strategic Growth Plan. The plan was launched in late 2007 to capitalize on the disruption in the banking industry, particularly in the Chicago market and in our other geographies. Through the end of the first quarter of 2008, we had created three new business groups: Illinois Commercial and Specialty Banking, National Commercial Banking and Commercial Real Estate. With our existing PrivateClients Group and PrivateWealth Group, we now operate five lines of business. We also opened new business development offices in Cleveland, Denver, Des Moines and Minneapolis. As we moved through the year, we bolstered our ability to deliver treasury management services by building our team and enhancing our product capabilities. We added several highly experienced professionals to establish our Capital Markets group, a key fee-generating segment. We created a Corporate Liquidity team to help business clients make the most of their cash positions.

As we began to accelerate growth in our loan portfolio, particular emphasis was placed on our Risk Management function in 2008. We had two very specific priorities as it related to managing our risk: ensure our processes could support our significant loan growth and proactively manage the quality of our existing portfolio. We augmented our Risk Management group by adding experienced risk professionals, improving our practices and protocols and placing an emphasis on risk management ownership and accountability across the entire Company. We had to make some difficult choices throughout the year to manage our portfolio, especially in the residential development sector. Yet we believe those were the right choices given the environment and our aspirations for long-term growth and value creation.

We continued to ensure the ongoing growth in our Company by raising $430 million in new regulatory capital in 2008, plus an additional $244 million in capital from the U.S. Department of Treasury at the beginning of 2009 as part of its Capital Purchase Program. We were a well-capitalized institution throughout 2008 and we will ensure we remain so in 2009 by actively managing our business and raising additional capital when the markets are favorable to us and to our shareholders.

Looking ahead, there is much work that needs to be done to continue the Company's evolution, and we expect 2009 will be another challenging year for the economy. We will manage our business prudently, bearing in mind the economic pressures on our industry and our clients. We will continue to actively manage our existing portfolio, which is to the benefit of our clients and our business. We will remain selective in new business development, continuing our pattern of active lending to high-quality clients employing strict risk management standards.

Our Company will consistently grow as long as we remain disciplined and keep our focus. Our Strategic Growth Plan is the blueprint for our success. At its heart is a relationship-based business model that appeals to the commercial middle market clients who are the core of our business, as well as the private banking and wealth management clients served in the groups we continue to build. We know that relationships are predicated on delivering for our clients, day in and day out. That has been the hallmark of The PrivateBank and continues to be fundamental to the way we run our business.

We believe despite the challenges, significant opportunities remain before us, especially to grow our market share in the Midwest, the region we know so well. Today, we bank a fraction of the thousands of companies with $20 million to $2 billion in annual sales that comprise the Midwestern middle market. We believe these clients appreciate a banker who knows them and knows their businesses, and with that in mind, we will continue to deliver our products and services through our traditional relationship banking business model.

And we will ensure our clients, our investors and our communities know The PrivateBank is at their side.

Larry D. Richman
President & Chief Executive Officer

PrivateBancorp, Inc. doubled in size during 2008 to $10 billion in assets at December 31, 2008.


2,539
3,500
4,264
4,990
10,041
04
05
06
07
08

5 YEARS OF INCREASED ASSET GROWTH
(IN MILLIONS)

CAPITAL GROWTH OVER 5 YEARS
(IN MILLIONS)


197
239
297
501
605
04
05
06
07
08

Our capital position fueled $3.9 billion in new loan activity in 2008.



RALPH B. MANDELL,
CHAIRMAN

AT YOUR SIDE.

To Our

CLIENTS, our EMPLOYEES, our COMMUNITIES and our

Shareholders

I have been a banker for over 40 years and never, at any point in my career, have I witnessed events like those that unfolded in the economy and banking industry in 2008. The economy in general suffered serious setbacks and declines but the hits taken by the financial services sector were, in some cases, simply devastating. The impact of this recession has been felt by every company and every consumer.

Yet through it all, PrivateBancorp, Inc. maintained a foundation of safety and soundness and emerged a larger, more energized institution. I am proud of what we accomplished under the direction of Larry Richman and the management team with the guidance of your Board of Directors. But there is more work to do as we position PrivateBancorp to deliver long-term shareholder value.

As a troubled economy in 2007 worsened dramatically in 2008, the Board of Directors set two significant imperatives for the year. First, we worked with management to ensure our Strategic Growth Plan remained on track. The Strategic Growth Plan is our blueprint to long-term growth and creation of long-term shareholder value. We, along with Larry and the management team, were determined not to be derailed by the events unfolding around us. The Board supported management's continued investment in the growth prospects of the Company.

Second, we placed particular emphasis on risk management. PrivateBancorp's Board of Directors always has been actively engaged in the success of our Company and at no time was that more evident than in 2008. Your Board members invested countless hours in providing their counsel and oversight as the management team addressed the challenges of disrupted capital markets and illiquid credit markets.

We made some important changes to our Board in 2008 in response to our ongoing execution of our Strategic Growth Plan. Two of our internal directors voluntarily resigned from PrivateBancorp's Board. We certainly appreciate their service over the years and we are equally as thankful that both remain in executive management roles within the Company.

In July 2008, we added long-time Chicago banking veteran Norman R. Bobins to the Board of PrivateBancorp, as well as naming him Non-Executive Chairman of The PrivateBank and Trust Company. Norm's leadership in guiding the former LaSalle Bank to become a $120 billion institution in the span of about 15 years is well known throughout the Midwest banking market. We benefit not only from Norm's expertise as a banker and businessman, but also from his deep connections in both civic and philanthropic activities.

While a considerable portion of our time was invested in managing the challenges facing our business, the Company did not lose sight of its obligation to be a leading corporate citizen. In 2008, we increased the investments we made in charitable grants and donations and increased our lending in low- and moderate-income communities to reflect the growth in our Company. In 2009, we will voluntarily expand our Chicago assessment area, making more communities eligible for our support.

The simple truth is no company will emerge unchanged from the current crisis in the financial services industry. As extraordinary as the economic events have been, I have been around long enough to know that the American economy is resilient and will bounce back. We will experience an economic recovery and PrivateBancorp must be positioned to prosper when the inevitable market turn occurs.

The challenge for us is to actively manage our future rather than letting it be dictated by events taking place. I am confident PrivateBancorp has taken necessary actions that were well thought out and continue to be well executed. With the Strategic Growth Plan as our guide, I am convinced the change you will see at our Company is change for the better. Our Plan is sound, our approach is reasoned and our confidence is deep. We have high expectations that over the long run we will generate sustainable earnings growth and long-term value for our investors. We certainly appreciate the confidence you, our shareholders, place in us.



Ralph B. Mandell
Chairman

We hired nearly 160 employees between the launch of the Strategic Growth Plan and the end of March 2008.


261
386
471
597
773
04
05
06
07
08

Employee Growth

Capital Ratios
(percent)


5.00%
7.16%
6.00%
7.23%
10.43%
10.00%
10.31%
12.95%
Leverage Ratio
Tier 1 Risk-based
Total Risk-based
FDIC requirement to be well capitalized
PVTB
Pro-forma ratios with TARP Capital

PrivateBancorp is committed to remaining a well-capitalized institution.


KEEP FROZEN

STRATEGIC OBJECTIVE

Focus ON what we do *best*

Laser-sharp focus and a commitment to flawless execution are fundamental components of The PrivateBank's foundation. As we set our sights on being the leading commercial middle market and commercial real estate bank in all of our markets, focus and execution have never been more important.

At The PrivateBank today, focus means delivering our core strengths through five lines of business – Illinois Commercial and Specialty Banking, National Commercial Banking, Commercial Real Estate, The PrivateClients Group and The PrivateWealth Group. We target our commercial banking services to companies with $20 million to $2 billion in annual revenue, and personal services to business owners, executives, entrepreneurs and wealthy families. This focus allows us to create a competitive advantage by concentrating on what our clients need.

Through the insight of our experienced team of bankers, over the past year, we have improved our ability to deliver what our clients need by adding key products and services. Our commercial lending now includes syndications and

AS CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF BROOKS FOOD GROUP, ROBIN BROOKS HAS A BANKER WHO KNOWS EVERYTHING ABOUT HER BUSINESS—EXCEPT THE RECIPES. WITH HER IS BANKER JIM ROLFE.

AT YOUR SIDE.

Loan Breakout

as of 12|31|08


Multi-Family CRE • 5%
Personal • 6%
Owner-Occupied CRE • 7%
Construction • 10%
Residential Real Estate • 4%
Commercial and Industrial • 43%
Commercial Real Estate • 25%

as of 12|31|07


Residential Real Estate • 6%
Personal • 9%
Owner-Occupied CRE • 12%
Construction • 15%
Multi-Family CRE • 5%
Commercial Real Estate • 33%
Commercial and Industrial • 20%

asset-based lending. We have improved our treasury management services by tapping best-in-class third-party providers to create a robust suite of services. We added a Capital Markets group delivering foreign exchange and derivative hedging capabilities. In The PrivateWealth Group, we strengthened the quality of our investment management and added the ability to deliver family office services to the ultra high-net-worth segment.

Most importantly, we did all of this without wavering in our commitment to create and foster long-term client relationships. Everything we have done to grow our Company in 2008 will serve to strengthen and deepen the relationships we have and that we continue to attract to The PrivateBank. Our bankers are experienced, motivated, and expected to provide our entire array of banking services to their clients. And that, we believe, will allow us to continue the sustainable organic revenue growth that will lead to long-term shareholder value.

At Your Side.

CREATING A COMPETITIVE ADVANTAGE BY CONCENTRATING ON THE NEEDS OF OUR CLIENTS THROUGH OUR FIVE KEY LINES OF BUSINESS.



Illinois Commercial and Specialty Banking
National Commercial Banking
Key Lines of Business
The PrivateWealth Group
Commercial Real Estate
The PrivateClients Group

- Middle market commercial banking
- Specialty concentrations in Construction and Engineering, Healthcare and Security Alarm finance

- Middle market teams in Atlanta, Detroit, Cleveland, Denver, Des Moines, Milwaukee, Minneapolis and St. Louis
- Targets clients with up to $2 billion in annual revenue

- $3.3 B in AUM at December 31, 2008
- Trust, investment advisory, custody, escrow and brokerage services

- Provides credit for construction, acquisition, redevelopment and refinancing
- Serves commercial real estate developers and investors nationwide

- Serves banking needs of privately held businesses, entrepreneurs, wealthy families and individuals


PABST FARMS

STRATEGIC OBJECTIVE

Attract, retain and DEVELOP *long-lasting* relationships

Since its inception, The PrivateBank has been a relationship-driven bank. We believe our commitment to know our clients, to know what matters most to them, and to help them realize their goals is an important factor that differentiates us from other banking institutions. We lead with our people, not our products. In times of significant economic uncertainty, having a banker they know and trust is extremely reassuring to our clients. The time we invest in knowing our clients means we are thoughtful, responsive, creative and dedicated when working with them. And the attention we place on flawless delivery of superior client service – the basics of doing business – is what sets us apart in the marketplace.

The heart of our client relationships is our people. The value of our Company lies in the strength of our people. We would not have seen the success we realized through the execution of our Strategic Growth Plan in 2008 without the dedication and focus of our team members in each of our offices.

PETER BELL (CENTER), CHAIRMAN, FIRST REALTY COMPANY, HAS BEEN A CLIENT SINCE THE PRIVATEBANK OPENED FOR BUSINESS. TODAY, GARY COLLINS (RIGHT) AND MARK LEMKE (LEFT) ARE AT HIS SIDE AS HE CONTINUES TO GROW HIS 153-YEAR-OLD FAMILY-OWNED FIRM.

AT YOUR SIDE.

Deposit Breakout

AS OF 12|31|08



Other Time Deposits • 5%
Non-Client CDARS • 6%
Client CDARS • 8%
Demand • 9%
CDs and Jumbo CDs • 15%
Interest-Bearing Demand • 3%
Money Market • 35%
Brokered Deposits • 19%

AS OF 12|31|07



Demand • 8%
Other Time Deposits • 9%
Brokered Deposits • 14%*
*Includes $1.8M of Client CDARS and $94K of Non-Client CDARS at 12/31/07.
Interest-Bearing Demand • 4%
Money Market • 43%
CDs and Jumbo CDs • 22%

We hired 155 Managing Directors since third quarter 2007, including 103 in 2008, bringing our total number of employees to 773 at year-end. Each one of our colleagues shares a common commitment to exceptional client service – from our operations support team to our client relationship managers.

Our bankers and wealth management professionals average more than 20 years of experience. They embrace our entrepreneurial spirit, which gives them a strong sense of ownership and, in turn, accountability.

At Your Side.

Crate and Barrel is a dynamic, leading-edge retailer and CFO Diane Pearse (left) wants her bank to keep pace. Banker Kristin Freund works with her team at The PrivateBank to tailor custom solutions.





S T R A T E G I C   O B J E C T I V E

Create consistent financial STRENGTH ~*and*~ shareholder *value*

Since its initial public offering in 1999, PrivateBancorp has provided a solid history of shareholder returns. For the first time since our initial public offering, we failed to generate a profit in 2008. Yet this resulted from the significant investment we made to reposition our Company for future long-term growth and value creation as primarily a commercial middle market and commercial real estate bank, as well as proactive steps we took to manage deterioration in our loan portfolio, particularly the residential development sector.

There were considerable bright spots in our financial performance in 2008. We doubled the size of our Company and ended the year with $10 billion in assets. Our loans and client deposits nearly doubled year over year and our revenue increased 49 percent. As the year drew to a close, we began to see the operating leverage we anticipated as part of the Strategic Growth Plan as the pace of investments began to taper. All of this was created despite the headwinds we faced as we moved through one of the most difficult economic and banking environments in history.

KEELEY ASSET MANAGEMENT COMPANY'S INVESTMENT PHILOSOPHY DECLARES "WE CHASE NO FADS." NEITHER DOES ITS BANK. PICTURED IS KAMCO FOUNDER JOHN KEELEY JR. (CENTER), WITH SONS KEVIN (FAR LEFT), MARK (NEAR RIGHT) AND JOHN III (FAR RIGHT), WITH WEALTH MANAGEMENT ADVISOR STEVE APPELL (NEAR LEFT) AT THEIR SIDE.

AT YOUR SIDE.

THE ADDITION OF NEW FEE-GENERATING BUSINESS HELPED GROW REVENUE IN 2008.

REVENUE GROWTH OVER 5 YEARS
(IN THOUSANDS)



92,222
119,917
145,207
158,670
236,930
04
05
06
07
08

Despite the challenges around us, we believe we have set a successful course for generating shareholder returns over the long run. We raised more than $430 million in new regulatory capital in 2008 and at year-end remained a well-capitalized financial institution — an important sign of safety and soundness in unsettling times. In 2008, we raised $143.8 million in an offering of trust preferred securities and $149.1 million in common equity.

As we look to 2009 and beyond, we are committed to returning to sustainable profitability and continuing to generate value for our investors.

AT YOUR SIDE.

GRAYCOR KNOWS FINANCIAL STABILITY IS IMPORTANT TO ITS CLIENTS. SO DO WE. PRIVATEBANCORP'S STRATEGIC GROWTH PLAN IS DESIGNED TO CREATE LONG-TERM VALUE FOR OUR CLIENTS AND OUR SHAREHOLDERS. PICTURED FROM LEFT TO RIGHT ARE STEVEN F. GRAY, PRESIDENT AND CFO, GRAYCOR SERVICES LLC; MATTHEW J. GRAY, PRESIDENT, GRAYCOR INC.; MELVIN GRAY, CHAIRMAN AND CEO, GRAYCOR INC.; AND HEAD OF THE PRIVATEBANK CONSTRUCTION & ENGINEERING GROUP, BOB FRENTZEL.





S T R A T E G I C   O B J E C T I V E

Uphold our COMMITMENT ~to~ Community *involvement*

Across The PrivateBank, from our tellers to our Chief Executive Officer and our Chairman, we believe we have a responsibility to support our communities and to leverage the expertise of our professionals to help those less fortunate. We are committed to being an active and engaged corporate citizen. In 2008, our team members volunteered more than 7,000 hours in activities to support community organizations.

As we grow the size of our bank, we also will increase proportionately the investments we make in our communities. As an institution, we are committed to promoting financial literacy, particularly among underprivileged youth. Our action plan includes partnering with key organizations to create consistent, meaningful volunteer opportunities for our employees and financially supporting organizations that share our commitment to financial literacy. For example, in 2008, we strengthened our alliance with Junior Achievement, including its JA In a Day program, where our professionals go into area schools and teach the Junior Achievement curriculum.

As part of our commitment to giving back to our communities, The PrivateBank participates in Junior Achievement. JA In a Day instructors from left to right, Janette Ferrici, Amanda Brown, Ed Manalo, and Robyn Schulte with their students at Chicago's Smyth School.

At Your Side.

Volunteer Activities

CRA Qualified


Healthcare • 4%
Other • 12%
Tax Assistance • 16%
Community Development/ Housing • 4%
Education • 44%
Social Services • 20%

Non Qualified


Social Services • 12%
Healthcare • 15%
Education • 25%
Community Development/ Housing • 1%
Other • 47%

We also increased our emphasis on financial support in low- and moderate-income communities, forging alliances with key community groups and local leaders to support development and growth in these neighborhoods. We provided over $200 million in community development support and increased our qualified grants to not-for-profit organizations by 86 percent in our Chicago market alone.

As part of our ongoing evolution, we will ensure our giving has great impact on the lives of those we intend to touch and makes a difference in the communities we serve.

At Your Side.

Building for our future includes future generations of business leaders. The PrivateBank is proud to support financial literacy programs at the Ariel Community Academy. PrivateBancorp Chief Compliance Officer Len Wiatr pictured with students in the Ariel Investment Program.





THE PEOPLE OF THE PRIVATEBANK BELIEVE STRONG RELATIONSHIPS WITH OUR CLIENTS AND WITH EACH OTHER GIVE US THE POWER TO DELIVER AND THE STRENGTH TO STAND APART IN THE MARKET.



In these times of uncertainty, we want our clients, our communities and our shareholders to know we are The PrivateBank. And we are at your side.

PrivateBancorp, Inc.

Financial Highlights

SELECTED FINANCIAL DATA

(AMOUNTS IN THOUSANDS)

	YEARS ENDED DECEMBER 31,				
	2008	2007	2006[1]	2005[2]	2004
OPERATING RESULTS					
Interest income	$ 405,383	$ 307,924	$ 257,311	$ 176,544	$ 113,110
Interest expense	213,626	179,802	139,837	80,144	39,568
Net interest income	191,757	128,122	117,474	96,400	73,542
Provision for loan losses	189,579	16,934	6,836	6,538	4,399
Non-interest income	40,806	25,926	23,536	18,511	13,331
Gains (losses) on securities sales, net	510	348	(374)	499	968
Non-interest expense	196,125	122,409	79,066	62,686	48,192
Minority interest	309	363	330	307	270
Income tax (benefit) provision	(60,839)	2,883	16,558	14,965	9,647
Net (loss) income	(92,101)	11,807	37,846	30,914	25,333
Preferred stock dividend	546	107	—	—	—
Net (loss) income available to common shareholders	$ (92,647)	$ 11,700	$ 37,846	$ 30,914	$ 25,333
Weighted-average shares outstanding	29,553	21,572	20,630	20,202	19,726
Weighted-average diluted shares outstanding	29,553	22,286	21,494	21,138	20,690
PER SHARE DATA					
Basic earnings per share	$ (3.13)	$ 0.54	$ 1.83	$ 1.53	$ 1.29
Diluted earnings per share	(3.13)	0.53	1.76	1.46	1.22
Cash dividends declared	0.30	0.30	0.24	0.18	0.12
Book value at year end	16.30	16.89	13.83	11.64	9.85
Market price at year end	32.46	32.65	41.63	35.57	32.23
PERFORMANCE RATIOS					
Return on average equity	(16.75)%	3.73%	15.45%	14.33%	13.86%
Return on average assets	(1.24)%	0.27%	1.02%	1.04%	1.14%
Net interest margin–tax-equivalent[3][4]	2.75%	3.17%	3.46%	3.57%	3.67%
Efficiency ratio[3]	82.78%	77.15%	54.45%	52.37%	52.26%
Dividend payout ratio	n/m	59.84%	13.49%	12.06%	9.57%
BALANCE SHEET HIGHLIGHTS					
Total assets	$10,040,742	$4,990,205	$4,264,424	$3,500,341	$2,538,665
Loans	8,036,807	4,177,795	3,499,988	2,608,067	1,653,363
Deposits	7,996,456	3,761,138	3,551,013	2,823,382	1,872,635
Long-term debt	618,793	386,783	201,788	220,030	126,430
Shareholders' equity	605,232	500,793	297,124	238,629	196,921
FINANCIAL RATIOS					
Allowance for loan losses as a percent of loans	1.40%	1.17%	1.09%	1.13%	1.15%
Tier 1 capital to risk-weighted assets	7.23%	11.39%	8.06%	8.61%	10.40%
Total capital to risk-weighted assets	10.31%	14.20%	10.36%	10.65%	11.46%
Tier 1 leverage to average assets	7.16%	10.93%	7.51%	7.18%	7.83%
Tangible equity to tangible assets	5.07%	8.20%	4.73%	4.96%	6.92%
Tangible common equity to tangible assets	4.48%	7.36%	4.73%	4.96%	6.92%
SELECTED INFORMATION					
Client deposits[5]	$ 6,020,646	$3,220,464	$2,961,690	$2,236,778	$1,449,488
Assets under management	$ 3,261,061	$3,361,171	$2,902,205	$2,436,766	$1,727,479
Full-time equivalent employees	773	597	471	386	261
Banking offices	23	20	18	13	10

n/m Not meaningful

(1) Results for 2006 include the acquisition of Piedmont Bancshares, Inc. on December 13, 2006.

(2) Results for 2005 include the acquisition of Bloomfield Hills Bancorp, Inc. on June 20, 2005.

(3) Refer to Table 1 of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of the Company's Form 10-K for reconciliation of the effect of the tax-equivalent adjustment.

(4) Prior period net interest margin computations were modified to conform with the current period presentation.

(5) Client deposits represents total deposits less traditional brokered deposits and non-client CDARS.

The financial information presented is derived from, and should be read in conjunction with, the Company's consolidated financial statements as filed with the Securities and Exchange Commission in its 2008 Form 10-K, which also can be found on the Company's web site at www.theprivatebank.com.

PrivateBancorp, Inc. Consolidated Statements of Financial Condition

(Amounts in thousands, except per share data)

	December 31, 2008	2007
Assets		
Cash and due from banks	$ 131,848	$ 51,331
Federal funds sold and other short-term investments	98,387	13,220
Mortgages held for sale	17,082	19,358
Securities available-for-sale, at fair value	1,425,564	526,271
Non-marketable equity investments	27,213	12,459
Loans, net of unearned fees	8,036,807	4,177,795
Allowance for loan losses	(112,672)	(48,891)
Net loans	7,924,135	4,128,904
Other real estate owned	23,823	9,265
Premises, furniture, and equipment, net	34,201	25,600
Accrued interest receivable	34,282	24,144
Investment in bank owned life insurance	45,938	44,129
Goodwill	95,045	93,341
Derivative assets	74,570	720
Other assets	108,654	41,463
Total assets	$10,040,742	$4,990,205
Liabilities		
Demand deposits:		
Non-interest-bearing	$ 711,693	$ 299,043
Interest-bearing	232,099	157,761
Savings deposits and money market accounts	2,798,882	1,594,172
Brokered deposits	2,654,768	542,470
Other time deposits	1,599,014	1,167,692
Total deposits	7,996,456	3,761,138
Short-term borrowings	655,085	275,060
Long-term debt	618,793	386,783
Accrued interest payable	37,809	16,134
Derivative liabilities	76,068	700
Other liabilities	51,299	49,597
Total liabilities	9,435,510	4,489,412
Shareholders' Equity		
Preferred stock, no par value; authorized 1 million shares; issued and outstanding: 2008-1,900 shares, 2007-1,400 shares	58,070	41,000
Common stock, $1.00 stated value; authorized: 2008-89.0 million shares, 2007-39.0 million shares; issued: 2008-34,043,000 shares, 2007-28,439,000 shares; outstanding: 2008-33,568,000 shares, 2007-28,075,000 shares	32,468	27,225
Treasury stock, at cost: 2008-475,000 shares; 2007-364,000 shares	(17,285)	(13,559)
Additional paid-in capital	480,529	311,989
Retained earnings	23,882	126,204
Accumulated other comprehensive income, net of tax	27,568	7,934
Total shareholders' equity	605,232	500,793
Total liabilities and shareholders' equity	$10,040,742	$4,990,205

The financial information presented is derived from, and should be read in conjunction with, the Company's consolidated financial statements as filed with the Securities and Exchange Commission in its 2008 Form 10-K, which also can be found on the Company's web site at www.theprivatebank.com.

PrivateBancorp, Inc. Consolidated Statements of Income

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Years Ended December 31, 2008	2007	2006
INTEREST INCOME			
Loans, including fees	$ 367,104	$282,979	$228,816
Federal funds sold and other short-term investments	1,145	1,011	722
Securities:			
Taxable	28,657	14,584	17,776
Exempt from Federal income taxes	8,477	9,350	9,997
Total interest income	405,383	307,924	257,311
INTEREST EXPENSE			
Interest-bearing deposits	1,515	1,959	1,744
Savings deposits and money market accounts	48,880	68,446	55,193
Brokered and other time deposits	126,316	83,640	65,474
Short-term borrowings	12,239	8,474	8,170
Long-term debt	24,676	17,283	9,256
Total interest expense	213,626	179,802	139,837
Net interest income	191,757	128,122	117,474
Provision for loan losses	189,579	16,934	6,836
Net interest income after provision for loan losses	2,178	111,188	110,638
NON-INTEREST INCOME			
The PrivateWealth Group	16,968	16,188	13,855
Mortgage banking	4,158	4,528	3,339
Capital markets products	11,049	—	—
Treasury management	2,369	950	995
Bank owned life insurance	1,809	1,656	1,613
Banking and other services	4,453	2,604	3,734
Net securities gains (losses)	510	348	(374)
Total non-interest income	41,316	26,274	23,162
NON-INTEREST EXPENSE			
Salaries and employee benefits	116,678	71,219	43,930
Net occupancy expense	17,098	13,204	9,755
Technology and related costs	5,576	4,206	3,316
Marketing	10,395	6,099	4,291
Professional services	16,450	11,876	6,813
Investment manager expenses	3,299	3,432	2,665
Net foreclosed property expenses	6,217	2,229	8
Supplies and printing	1,392	1,084	932
Postage, telephone, and delivery	2,226	1,706	1,359
Insurance	7,408	1,937	1,319
Amortization of intangibles	1,164	966	628
Other expenses	8,222	4,451	4,050
Total non-interest expense	196,125	122,409	79,066
Minority interest expense	309	363	330
(Loss) income before income taxes	(152,940)	14,690	54,404
Income tax (benefit) provision	(60,839)	2,883	16,558
Net (loss) income	(92,101)	11,807	37,846
Preferred stock dividends	546	107	—
Net (loss) income available to common shareholders	$(92,647)	$ 11,700	$ 37,846
NET EARNINGS PER COMMON SHARE DATA			
Basic	$ (3.13)	$ 0.54	$ 1.83
Diluted	$ (3.13)	$ 0.53	$ 1.76
Weighted-average shares outstanding	29,553	21,572	20,630
Weighted-average diluted shares outstanding	29,553	22,286	21,494

The financial information presented is derived from, and should be read in conjunction with, the Company's consolidated financial statements as filed with the Securities and Exchange Commission in its 2008 Form 10-K, which also can be found on the Company's web site at www.theprivatebank.com.

Members of the Board of Directors of PrivateBancorp, Inc.

Ralph B. Mandell
Chairman, PrivateBancorp, Inc.

Larry D. Richman
President & Chief Executive Officer, PrivateBancorp, Inc.

Donald L. Beal
President, Arrow Lumber

Norman R. Bobins
Non-Executive Chairman, The PrivateBank & Trust Company

William A. Castellano
Founder & Chairman, WorkNet, Inc.

Robert F. Coleman
Principal, Robert F. Coleman & Associates

Patrick F. Daly
Founder & Chief Executive Officer, The Daly Group, LLC

William A. Goldstein
Chairman, Lodestar Investment Counsel, LLC

James M. Guyette
President & Chief Executive Officer, Rolls-Royce North America, Inc.

Philip M. Kayman
Former Special Counsel, Global Hyatt Corporation

Cheryl Mayberry-McKissack
Founder, Chairman, President & Chief Executive Officer, NIA Enterprises

William J. Podl
Founder and Former Chairman, President & Chief Executive Officer, Doran Scales, Inc.

Edward W. Rabin, Jr.
Former President, Hyatt Hotels Corporation

Collin E. Roche
Principal, GTCR Golder Rauner, LLC

William R. Rybak
Former Chief Financial Officer, Van Kampen Investments, Inc.

Alejandro Silva
Chairman & Chief Executive Officer, Evans Food Group, Ltd.

James C. Tyree
Chairman & Chief Executive Officer, Mesirow Financial

Executive Management

Ralph B. Mandell
Chairman

Larry D. Richman
President & Chief Executive Officer

Karen B. Case
Executive Managing Director & President, Commercial Real Estate

Gary S. Collins
Executive Managing Director & President, The PrivateClients Group

Bruce R. Hague
Executive Managing Director & President, National Commercial Banking

Wallace L. Head
Executive Managing Director & President, The PrivateWealth Group

Bruce S. Lubin
Executive Managing Director & President, Illinois Commercial & Specialty Banking

Robert W. Frentzel
Managing Director, Specialized Industries

Jeffrey D. Steele
Managing Director, Specialized Industries

C. Brant Ahrens
Managing Director, Chief Strategy & Marketing Officer

Kevin P. Killips
Managing Director, Chief Financial Officer

James A. Ruckstaetter
Managing Director, Chief Credit Officer

Joan A. Schellhorn
Managing Director, Chief Human Resources Officer

Kevin J. Van Solkema
Managing Director, Chief Risk Officer

Leonard E. Wiatr
Managing Director, Chief Compliance and Regulatory Affairs Officer

Jay B. Williams
Managing Director, Chief Operating Officer

Christopher J. Zinski
Managing Director, General Counsel and Corporate Secretary

Richard C. Jensen
Chief Executive Officer, The PrivateBank–St. Louis

Calvin R. Kleinman
Chief Executive Officer, The PrivateBank–Kansas City

Mark N. Lemke
Chief Executive Officer, The PrivateBank–Milwaukee

Patrick M. McQueen
Chief Executive Officer, The PrivateBank–Michigan

Brian D. Schmitt
Chief Executive Officer, The PrivateBank–Georgia

WE HAVE 23 STRATEGICALLY LOCATED OFFICES IN NINE STATES SERVING THE GREATER ATLANTA, CHICAGO, CLEVELAND, DENVER, DES MOINES, DETROIT, KANSAS CITY, MILWAUKEE, MINNEAPOLIS AND ST. LOUIS METROPOLITAN AREAS.



South Dakota
Minneapolis
Minnesota
Wisconsin
Canada
Wyoming
Milwaukee
Michigan
Iowa
Detroit
Nebraska
Des Moines
Cleveland
Denver
Illinois
Indiana
Ohio
Colorado
Kansas
Kansas City
St. Louis
West Virginia
Missouri
Kentucky
Virginia
North Carolina
Tennessee
New Mexico
Oklahoma
Arkansas
Atlanta
South Carolina
Texas
Mississippi
Alabama
Georgia

WE HAVE FOUR BANKING CHARTERS:
THE PRIVATEBANK AND TRUST COMPANY (ILLINOIS AND GEORGIA), THE PRIVATEBANK – MICHIGAN, THE PRIVATEBANK – ST. LOUIS (ST. LOUIS AND KANSAS CITY) AND THE PRIVATEBANK – WISCONSIN.

The company's common stock is listed on NASDAQ under the symbol PVTB.

Stock Transfer Agent
Computershare
P.O. Box 43078
Providence, Rhode Island 02940-3078
866-440-9610

Investor Relations
Please contact Katie Manzel
312-564-6818

Website
www.ThePrivateBank.com

Annual Meeting Date
May 28, 2009

Legal Counsel
Vedder Price P.C.
Chicago, Illinois

Independent Public Accountant
Ernst & Young LLP
Chicago, Illinois

Forward-Looking Statements: Statements contained in this annual report that are not historical facts may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company include, but are not limited to, unforeseen difficulties and higher than expected costs associated with the continued implementation of our Strategic Growth Plan; fluctuations in market rates of interest and loan and deposit pricing in the Company's market areas; the effect of continued margin pressure on the Company's earnings; further deterioration in asset quality; the failure to obtain on terms acceptable to us, or at all, the capital necessary to fund our growth and maintain our regulatory capital ratios above the "well-capitalized" threshold; the need to continue to increase our allowance for loan losses; additional charges related to asset impairments; insufficient liquidity/funding sources or the inability to obtain on terms acceptable to the Company the funding necessary to fund its loan growth; legislative or regulatory changes, particularly changes in the regulation of financial services companies and/or the products and services offered by financial services companies; adverse developments in the Company's loan or investment portfolios; slower than anticipated growth of the Company's business or unanticipated business declines, including as a result of continual negative economic conditions; competition; unforeseen difficulties in integrating new hires; failure to improve operating efficiencies through expense controls; and the possible dilutive effect of potential acquisitions, expansion or future capital raises. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company assumes no obligation to update publicly any of these statements in light of future events unless required under the federal securities laws.

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